FORM 6-K


                      Securities and Exchange Commission

                            Washington, D.C. 20549


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of May 2003


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                     Mississauga, Ontario, Canada L4V 1S7
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                 Form 20-F   X                  Form 40-F ___

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes  ____                      No   X

                                EXHIBIT INDEX


Exhibit                                                           Page No.


1.          Press Release dated February 18, 2003 concerning         4
            Cedara (R) Software being chosen by Alara for its Desktop Computed Radiography System.

2.          Press Release dated March 27, 2003 concerning            7
            Cedara (R) introducing Vivace Suite of 3D visualization Plug-ins.

3.          Press Release dated April 15, 2003 concerning            10
            Landwind choosing Cedara (R) PACS for its
            Radiology Expansion

4.          Press Release dated May 9, 2003 concerning               13
            Cedara Software Corp. receiving favourable decisions from Nasdaq and announcing Third
            Quarter Conference Call.

5.          Press Release dated May 12, 2003 concerning              16
            Cedara Software (TSX:CDE/NASDAQ:CDSW) meeting guidance for Fiscal 2003 Third Quarter.

6.          Press Release dated May 27, 2002 concerning              24
            Cedara Software signing a development deal for Navigated Orthopaedic Solutions with Medtronic
            Surgical Navigation Technologies

                                                                     Exhibit 1

                             CEDARA LOGO OMITTED


FOR IMMEDIATE RELEASE:

Contact:                                                     News Release
Jacques Cornet, VP Marketing &
Operations
Cedara Software Corp.
(905) 672-2100 ext. 2564
info@cedara.com


                  Cedara(R) Software chosen by Alara for its
                      Desktop Computed Radiography system




TORONTO, February 18, 2003 - Cedara Software Corp. (TSX:CDE/NASDAQ:CDSW), a leading independent developer of medical software technologies for the global healthcare market, has signed a development agreement with award-winning Digital Radiography (DR) and Computed Radiography (CR) developer Alara Inc. of Hayward, California.

Under terms of the agreement, Alara Inc. will utilize Cedara's I-Acquire(TM) universal acquisition console application in its new desktop CR unit. I-Acquire enables CR and DR* suppliers to acquire images from multiple digital detectors, CR, and x-ray generators, all from a single user interface. The software is unique in providing suppliers with unprecedented flexibility in creating custom-tailored solutions from third-party system components.

 "We were looking for a high quality software product from an experienced partner that would lower the development risk and accelerate our time to market, said Dr. Allan Fleischer, President and Chief Executive Officer, Alara Inc. "Cedara I-Acquire meets those needs and provides a number of additional benefits to enhance our CR product line."

I-Acquire features multiple control support, patient demographics, procedure input, intuitive image manipulation tools, and image enhancement algorithms that are automatically applied to optimize each clinical image, as well as much faster throughput for patient exams.

According to Loris Sartor, Vice President of Cedara, "The agreement with Alara positions Cedara as a major player in the desktop CR market. We now have a number of partners that see the universal acquisition capabilities of I-Acquire as essential to building X-ray plates."

About Alara Inc.

Alara Inc. is a privately held medical technology company that develops, manufactures and markets high quality digital imaging products based on storage phosphor technology for medical and dental applications. These instruments include the DenOptix(TM)line of digital dental scanners and the MetriScan(R)bone mineral density screening system. These systems utilize storage phosphor imaging plates to replace film as a radiation detector for image capture. For more information, contact Dr. Allan Fleischer, Alara, Inc.,
(510) 265-6220. Web site: www.alara.com.

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical imaging software for many of the world's leading medical devices and healthcare information technology systems companies. Cedara has over 20,000 medical imaging installations worldwide. Cedara's Imaging Application Platform (IAP) software is embedded in 30% of magnetic resonance imaging (MRI) devices in use today. Cedara's Picture Archiving and Communications System (PACS) technology has been installed in over 4,300 global sites.

For further information contact: Jacques Cornet, Cedara Software Corp., (905) 672-2100 ext. 2564. Email: info@cedara.com. Web site: www.cedara.com


* I-Acquire DR, digital detectors, X-Ray generator control is for use only as components of a complete medical system solution.

                                                                     Exhibit 2

                              CEDARA LOGO OMITTED

FOR IMMEDIATE RELEASE:

Contact:                                                        News Release
Jacques Cornet, VP Marketing &
Operations
Cedara Software Corp.
(905) 672-2100 ext. 2564
info@cedara.com


                     Cedara(R) introduces Vivace suite of
                           3D visualization Plug-ins


TORONTO, March 27, 2003 -- Cedara Software Corp. (TSX:CDE/NASDAQ:CDSW), a leading independent developer of medical software technologies for the global healthcare market, today announced the release of Cedara Vivace, its new suite of 3D software plug-in components for examining images acquired from Computed Tomography and Magnetic Resonance imaging scanners.

Cedara's new Vivace 3D visualization suite allows equipment manufacturers wanting to offer advanced 3D visualization to clinicians to easily plug the new software into imaging workstations already installed in the field, or into new medical imaging devices.

Adding Cedara Vivace to a medical device or workstation is a quick and easy process. In market previews, companies reported being able to plug Vivace into their products in less than a week. Cedara Vivace adapts to the look and feel of its host application. Once it is plugged in, the 3D software becomes an integral part of the workstation, seamlessly providing clinicians the power of Cedara's advanced 3D imaging. Cedara's new plug in approach allows manufacturers to extend the benefits of 3D to their users while maintaining a consistent workstation user interface, lowering end user training costs and avoiding costly system upgrades.

The Vivace 3D imaging suite offers four distinct rendering modes for better image viewing - maximium intensity projection (MIP), minimum intensity projection (minIP), shaded volume and unshaded volume, as well as multi-planar reformatting (MPR), powerful tools for cross-correlation between volume rendered views, and MPR views and "opacity modulations" that eliminate artifacts from partial volume effects. Also available on the Vivace suite is Cedara's unique Point and Click Classification tool for rapid classification of anatomical structures in the medical images. In just a few mouse clicks, individual organs can be highlighted, quantified, and colour coded.

Sophisticated and highly optimized algorithms in Cedara Vivace provide superior performance on standard PC hardware, without the use of expensive hardware acceleration.

Dr. Paul Eldridge, a consultant neurosurgeon at the Walton Centre for Neurology and Neurosurgery in Liverpool, United Kingdom, commented on Cedara

Vivace and the need for 3D visualization, "Modern imaging techniques now acquire large amounts of data describing a volume. The traditional method of displaying data - a series of axial slices printed onto a film examined on a viewing box - is now impractical. Volume rendering solves this problem by allowing visualization of anatomical and pathological relationships between structures. Cedara's new Vivace software allows me to rapidly and easily visualize structures in the anatomy in ways that provide new insights during my surgical planning. The classification tools are particularly useful."

"Cedara has always been a leader in 3D visualization technology for medical imaging. With the release of Cedara Vivace we are making this technology even more accessible to the medical imaging industry at a time when the clinical benefits of 3D are becoming more recognized" said Dr. Bruce Davey, Cedara Vivace Product Director. He added, "We believe Vivace's combination of interactive software-only rendering, chameleon-like ability to plug-in to existing workstations, and sophisticated options like Point and Click Classification make it a very unique offering in the 3D marketplace."

For the very latest in 3D images created by Cedara's powerful visualization technology visit http://www.cedara.com/gallery/cedaragallery.htm.

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical imaging software for many of the world's leading medical devices and healthcare information technology systems companies. Cedara has over 20,000 medical imaging installations worldwide. Cedara's Imaging Application Platform (IAP) software is embedded in 30% of magnetic resonance imaging (MRI) devices in use today. Cedara's Picture Archiving and Communications System (PACS) technology has been installed in over 4,300 workstations worldwide.

For further information contact: Jacques Cornet, Cedara Software Corp., (905) 672-2100 ext. 2564. Email: info@cedara.com. Web site: www.cedara.com

                                                                     Exhibit 3

                              CEDARA LOGO OMITTED


FOR IMMEDIATE RELEASE:

Contact:                                                        News Release
Jacques Cornet, VP Marketing &
Operations
Cedara Software Corp.
(905) 672-2100 ext. 2564
info@cedara.com


                      Landwind Chooses Cedara(R) PACS for
                            its Radiology Expansion


TORONTO, April 15, 2003 -- Cedara Software Corp. (TSX:CDE/NASDAQ:CDSW), a leading independent developer of medical software technologies for the global healthcare market, today announced that Landwind Industrial Co., Ltd., a leading medical device company in China, has signed an agreement to distribute Cedara's full line of PACS (Picture Archiving and Communication System) products. The products will be sold into Landwind's current install base of ultrasound sites, from its 18 sales offices in major Chinese cities.

Landwind, a market leader in the field of ultrasound, will use Cedara technology to offer customers a full range solution for radiology PACS. The agreement with Landwind marks Cedara's continued expansion into the rapidly growing Chinese marketplace.

Landwind's operation currently deals with smaller-size clinics as well as large hospital enterprises. A key factor in Landwind's choice of Cedara is that it offers a full range of PACS products for any clinical environment. Landwind was very attracted to Cedara's PACS solution for its scalability, and ability to meet the disparate needs of small, medium, and large hospital enterprises.

Cedara's image archiving and distribution system (Cedara I-StoreTM), diagnostic review workstation (Cedara I-SoftviewTM), web-based image distribution server (Cedara I-ReachTM), and hospital system interface products analyze, store and distribute medical images and allow clients to offer a robust, flexible, and fully-scalable image management solution in a low maintenance environment.

"We are pleased to expand our relationship with Cedara and align ourselves with a key player in the PACS arena," said Walter Zhang, Chief Executive Officer of Landwind. "We believe Cedara is the right partner to help us transition from a specialized ultrasound solutions provider to a radiology solutions provider, based on the scalable functionality we see demonstrated in Cedara's PACS solution."

"Landwind is respected throughout China as a leading medical device company. Their relationships with the Chinese clinical and academic communities are outstanding, providing important opportunities for leverage. Our experience with Landwind in ultrasound has been very positive, and we are pleased to expand the relationship," said Abe Schwartz, Cedara's President and Chief Executive Officer. Schwartz noted that, "It was important Landwind be able to offer a full range PACS solution for all radiology departments. Cedara's PACS products flexibly cover all the major digital modalities, including X-ray, Magnetic Resonance Imaging, Computer Tomography, Nuclear Medicine, Positron Emission Tomography, Mammography, Angiography, and Fluoroscopy."


About Landwind:

Landwind Industrial Co., Ltd is a leading supplier of medical imaging devices and full range medical information systems with over 18 sales and service branches in China. Today, hospital enterprises of every scale operate with Landwind's medical information systems at more than 500 hospitals throughout China.

Honoured by "High-tech Company" in 2000, in 2002 Landwind was certified by "Software Enterprise" for its outstanding R&D contributions to medical information systems.

Landwind is the general agent of Adara, a supplier of Siemens B/W ultrasound diagnostic devices, major distributor of Philips Color Digital Ultrasonic Doppler Image products, sole distributor of ATL Apogee Star Color Doppler ultrasonic devices, and sole distributor of Honda Electronic Company HS-2000/HS-3000 B/W ultrasonic diagnostic devices.

For further information please contact with: marketing@landwind.com.cn. Web
Site: www.landwind.com.cn.


About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical imaging software for many of the world's leading medical devices and healthcare information technology systems companies. Cedara has over 20,000 medical imaging installations worldwide. Cedara's Imaging Application Platform (IAP) software is embedded in 30% of the magnetic resonance imaging (MRI) devices shipped each year. Cedara's Picture Archiving and Communications System (PACS) technology has been installed globally in over 4,300 workstations.

For further information contact: Jacques Cornet, Cedara Software Corp., (905) 672-2100 ext. 2564. Email: info@cedara.com. Web site: www.cedara.com

                                                                     Exhibit 4

                              CEDARA LOGO OMITTED


           Cedara Software Corp. Receives Favourable Decisions From
              Nasdaq and Announces Third Quarter Conference Call

TORONTO, May 9, 2003 - Cedara Software Corp. (TSX:CDE/Nasdaq:CDSW) announced today that it has received a notification from the staff of The Nasdaq Stock Market that it has regained compliance with The Nasdaq SmallCap Market minimum bid price requirement. In addition, the company has received a determination from the Nasdaq Listing Qualifications Panel granting the company a temporary exception from the shareholders' equity requirement subject to meeting certain conditions. The exception will expire on June 30, 2003. The company's securities will continue to trade on The Nasdaq SmallCap Market for the duration of the exception under the symbol "CDSWC".

In the event the Company is deemed to have met the terms of the exception, it will continue to be listed on The Nasdaq SmallCap Market. There can be no assurance that the Company will meet these terms. Should the Company's securities cease to be listed on The Nasdaq SmallCap Market, they may continue to be listed in the OTC-Bulletin Board in the United States and in Canada they will continue to be listed on the Toronto Stock Exchange.

Management and the Board are currently evaluating their options regarding the continued listing of the company's shares on The Nasdaq SmallCap Market to determine which course of action is in the best interests of the company's shareholders.

          Fiscal Year 2003 Third Quarter Results and Conference Call
          ----------------------------------------------------------
Cedara Software Corp. also announced that it will release fiscal year 2003 third quarter results after market closing on Monday, May 12, 2003 and an investor conference call will be held on Tuesday, May 13, 2003 at 11:00 am (Eastern Time).

Hosts for the conference call will be: Peter Cooper, Chairman, Abe Schwartz, President and CEO and Fraser Sinclair, CFO and Corporate Secretary.

Please dial 416-695-5806 or 1-800-273-9672, five to ten minutes prior to the May 13, 2003 11:00 am start of the teleconference to participate in the call. This conference call will be recorded, and will be available on instant replay at the end of the call the same day, until midnight June 10, 2003. To listen to the replay, please dial 416-695-5800 or 1-800-408-3053, and enter pass code 1418049. The teleconference will be broadcast live on the World Wide Web at www.cedara.com/investors/index.html or go to www.cedara.com and click on "Investors"

About Cedara Software Corp.
Cedara Software Corp. is a leading independent provider of medical imaging software for many of the world's leading medical devices and healthcare information technology systems companies. Cedara has over 20,000 medical imaging installations worldwide. Cedara's Imaging Application Platform (IAP) software is embedded in 30% of magnetic resonance imaging (MRI) devices shipped each year. Cedara's Picture Archiving and Communications Systems
(PACS) technology has been installed globally in over 4,300 workstations.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.



For further information:
Fraser Sinclair, Chief Financial Officer & Corporate Secretary
Cedara Software Corp. Tel. (905) 672-2100

                                                                     Exhibit 5

                              CEDARA LOGO OMITTED


NEWS RELEASE

Attention: Business/Financial Editors:


May 12,  2003 - TORONTO, CANADA


Cedara Software (TSX:CDE/NASDAQ:CDSW) Meets Guidance for Fiscal
2003 Third Quarter


Third Quarter Fiscal 2003 Results

o Revenue of $9.0 million for the third quarter of fiscal 2003 ended March 31, met the Company's guidance and reflects an increase of $0.8 million, or 9%, over the prior quarter ended December 31, 2002.

o Compared to the same period in fiscal 2002 revenue was down by $2.5 million or 22%. This decline in revenue was due to lower sales of software licenses, for which new orders from customers were down by $3.5 million or 46%. The main reason for this was the lingering impact of a temporary inventory overhang of software licenses held by customers.

o Operating expenses for the third quarter declined $1.7 million, or 18%, versus fiscal 2002. Cost reduction initiatives include a 10% reduction in staff since March 31 a year earlier.

o The loss from continuing operations for the third quarter was $1.6 million, or $0.07 per share, compared to a loss of $0.7 million, or $0.03 per share, in the same quarter of fiscal 2002. When excluding severance costs, the loss from continuing operations for the third quarter of fiscal 2003 was $1.4 million - a sequential improvement of $1.0 million, or 42%, over the comparable loss of $2.4 million for the second quarter of the current year.


"We are pleased to have met third quarter revenue guidance of $9.0 million and to have achieved the sequential revenue increases in the second and third quarters of this year," said Abe Schwartz, Cedara's President and CEO. "I am also pleased with the overall progress the Company is making in other areas.

Since my arrival about eight months ago, we have made steady progress in improving the fundamentals of the business, including improvements in sales, marketing and engineering. In addition to the turn-around in revenue, year over year operating expenses, after adjusting for severance costs, are down by 18% and the loss in the third quarter has been reduced to $1.6 million from $3.9 million in the second quarter."


Schwartz continued, "While some might hope for a dramatic change in performance overnight, I am satisfied with steady incremental improvement, particularly in the face of some unexpected challenges this quarter. First, the tragic SARS epidemic has resulted in a number of business challenges, including making travel to and from our Asia customers far more difficult for both their people and ours. Second, the increase in the Canadian dollar exchange rate reduced third quarter revenue by approximately $0.3 million, since most of Cedara's revenue is denominated in US dollars.


"In summary, while satisfied with progress to date, my team and I know that much remains to be done," said Schwartz.


Business Outlook

"As with many software companies, Cedara's sales are typically weighted toward the last month of the quarter and timing of completion of major contracts is not easily predictable," said Schwartz. "The upper range of our revenue guidance of $34 to $37 million for the full year is still achievable but hinges on closing contracts before June 30, 2003. In view of this and of the continued impact of a higher Canadian dollar exchange rate, we are more comfortable forecasting fiscal 2003 full-year revenue at the lower end of the range. This translates into revenue of approximately $10.4 million for the fourth quarter. The Company expects to produce positive cash flow from operations for this final quarter. In fiscal 2004, when customer inventories and re-ordering of software licenses are anticipated to reach more normal levels and trends, we still expect revenue to rebound."


Review of Operations

Revenue from continuing operations for the quarter ended March 31, 2003 was $9.0 million compared to $11.5 million in the same period last year. The decline reflects lower software license revenues of $3.5 million (down 46%), partly offset by higher engineering services revenues of $0.5 million (up 15%), and higher services and other revenue of $0.6 million (up 141%).

Gross margin was 68% of revenue in the third quarter of fiscal 2003, down from 75% in the same quarter of fiscal 2002, but an improvement over the 64% achieved in the immediately preceding quarter ended December 31, 2002. The year-on-year decline is due primarily to lower software revenues, on which Cedara earns higher margins. Sales of software licenses ($4.2 million) contributed 46% of total quarterly revenue in the third quarter, compared with 67% in the third quarter of the prior year and 41% in the immediately preceding quarter ended December 31, 2002.

General and administrative costs were down 30%; research and development costs were lower by 27% and sales and marketing costs declined 6% in the third quarter of fiscal 2003, compared to the same period in fiscal 2002. The cost savings were achieved by reducing staff to 256 at March 31, 2003, down 29 or 10% from 285 a year earlier, along with aggressive management of expenses in all areas.

The Company posted a net loss from continuing operations of $1.6 million for the quarter, compared with a net loss of $0.7 million in the same period last year. On a per-share basis, the net loss from continuing operations was $0.07 in the quarter compared to a loss of $0.03 in the same period last year. The overall net loss for the quarter was $1.6 million compared to a net income of $2.1 million in the same period last year. The net income reported in fiscal 2002 included a one-time gain of $2.7 million on the disposition of discontinued operations. On a per share basis, the net loss for the quarter ended March 31, 2003 was $0.07 compared to a net income of $0.09 in the same period last year.

During the third quarter, operating activities consumed cash of $1.0 million compared to $5.0 million in the same period last year. The cash consumed in the quarter under review was financed by an increase in the Company's operating bank line. During the current quarter the Company also repaid a $1.0 million promissory note due to Analogic Corporation, the Company's major shareholder.

On August 27, 2002, Analogic Corporation agreed to provide an additional guarantee of $3.0 million, increasing the Company's $9.0 million bank operating line to the current level of $12.0 million. The letter of credit, which fully guarantees the Company's operating line, automatically renews each year unless the lender is notified by Analogic at least 60 days prior to the December 20 expiry date. Along with this $3.0 million increase, Analogic has agreed to make an additional $2.0 million of financing available to the Company, if required. These commitments by Analogic increase the financing capacity of Cedara to $14.0 million, which management expects will be sufficient to see the Company through to becoming cash flow positive. As at March 31, 2003, the Company was utilizing $10.8 million of its operating bank line.

For the nine months ended March 31, 2003 revenue was $23.6 million, compared to $34.2 million in the same period last year, a decline of $10.6 million or 31%. Operating expenses for the nine months ended March 31, 2003 were $23.5 million versus $26.7 million in the same period last year. Excluding the impact of severance costs, operating expenses declined by $4.7 million, or 18%. The loss from continuing operations for the nine months ended March 31, 2003 was $9.6 million or $0.40 per share, compared to a loss of $3.1 million or $0.15 per share in the same period last year. The overall net loss for the nine months ended March 31, 2003 was $9.6 million, or $0.40 per share, compared to a net income of $1.9 million or $0.09 per share in the same period last year. Last year's net income reflects income from discontinued operations of $5.0 million.


Conference Call Information

The Cedara Software Corp. third quarter fiscal 2003 conference call and webcast to discuss results, corporate strategy and outlook is scheduled for 11:00 am EST on Tuesday May 13, 2003. The conference call can be accessed via audio webcast by visiting www.cedara.com/investors/index.html or by going to www.cedara.com and clicking on "Investors". Participants in the conference call are asked to dial 416-695-5806 or 1-800-273-9672, five to ten minutes prior to the May 13, 2003, 11:00 am start of the teleconference to participate in the call. This conference call will be recorded and will be available on instant replay at the end of the call, until midnight June 10, 2003. To listen to the replay, please dial 416-695-5800 or 1-800-408 3053, and enter pass code 1418049.

About Cedara Software Corp.

Cedara Software Corp. is a leading independent provider of medical imaging software for many of the world's leading medical devices and healthcare information technology systems companies. Cedara has over 20,000 medical imaging installations worldwide. Cedara's Imaging Application Platform (IAP) software is embedded in 30% of magnetic resonance imaging (MRI) devices shipped each year. Cedara's Picture Archiving and Communications System (PACS) technology has been installed globally in over 4,300 workstations.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.


Three pages of unaudited consolidated interim financial statements follow:

CEDARA SOFTWARE CORP.

Consolidated Balance Sheets
(In thousands of Canadian dollars)


-----------------------------------------------------------------------------------------------------------
                                                                   March 31, 2003         June 30, 2002
-----------------------------------------------------------------------------------------------------------
                                                                   (unaudited)
Assets

Current assets:
      Restricted cash                                             $          -           $       226
      Accounts receivable                                               10,312                11,737
      Inventory                                                            393                   717
      Prepaid expenses and other assets                                    704                   912
-----------------------------------------------------------------------------------------------------------
                                                                        11,409                13,592

Capital assets                                                           2,939                 3,041
Investments                                                                323                     -
Deferred development costs                                                 475                   897
Intangible assets                                                          782                 1,892
Goodwill                                                                 9,053                 9,053
-----------------------------------------------------------------------------------------------------------
                                                                  $     24,981           $    28,475
-----------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
      Bank indebtedness                                           $     10,848           $     4,935
      Accounts payable and accrued liabilities                           5,657                 4,011
      Current liabilities of discontinued operations                     3,017                 4,013
-----------------------------------------------------------------------------------------------------------
                                                                        19,522                12,959

Deferred revenue                                                           740                   890
Convertible subordinated debentures                                      2,835                 2,788
Non-current liabilities of discontinued operations                           -                   379

Shareholders' equity:
      Capital stock                                                    106,328               106,328
      Warrants                                                           3,260                 3,260
      Deficit                                                         (107,704)              (98,129)
-----------------------------------------------------------------------------------------------------------
                                                                         1,884                11,459
-----------------------------------------------------------------------------------------------------------
                                                                  $     24,981           $    28,475
-----------------------------------------------------------------------------------------------------------

CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)


---------------------------------------------------------------------------------------------------------------------
                                                              Three Months Ended                  Nine Months Ended
                                                                    March 31                         March 31
                                                          -----------------------------------------------------------
                                                                2003            2002             2003          2002
---------------------------------------------------------------------------------------------------------------------

Revenue                                                   $    8,978      $    11,462       $   23,560   $     34,225

Direct costs                                                   2,851            2,815            8,735          9,168
---------------------------------------------------------------------------------------------------------------------

Gross margin                                                   6,127            8,647           14,825         25,057

Expenses:
      Research and development                                 2,517            3,434            7,022          9,254
      Sales and marketing                                        913              969            3,288          4,040
      General and administration                               1,948            2,802            6,245          8,200
      Severance costs                                            192              227            2,254            725
      Other charges                                              944              422            1,716            555
      Amortization of intangible assets                          396              367            1,183          1,096
      Depreciation and amortization                              598              943            1,806          2,798
---------------------------------------------------------------------------------------------------------------------
                                                               7,508            9,164           23,514         26,668
---------------------------------------------------------------------------------------------------------------------

Loss before interest expense                                  (1,381)            (517)          (8,689)        (1,611)

Interest expense, net                                            232              133              886          1,528
---------------------------------------------------------------------------------------------------------------------

Loss from continuing operations                               (1,613)            (650)          (9,575)        (3,139)

Income from discontinued operations                                -            2,700                -          5,002
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                         $   (1,613)     $     2,050       $   (9,575)  $      1,863

Earnings (loss) per share from continuing operations:
      Basic                                               $    (0.07)     $     (0.03)      $    (0.40)  $      (0.15)
      Diluted                                             $    (0.07)     $     (0.03)      $    (0.40)  $      (0.15)

Earnings (loss) per share:
      Basic                                               $    (0.07)     $      0.09       $    (0.40)  $       0.09
      Diluted                                             $    (0.07)     $      0.09       $    (0.40)  $       0.09
---------------------------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding             24,157,621       23,024,661       24,157,621     20,516,485


CEDARA SOFTWARE CORP.


Unaudited Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)


--------------------------------------------------------------------------------------------------------------------------------
                                                                            Three Months Ended            Nine Months Ended
                                                                                 March 31                       March 31
                                                                         -------------------------------------------------------
                                                                           2003           2002            2003          2002
--------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operating activities:
   Loss from continuing operations                                      $  (1,613)     $    (650)    $   (9,575)    $   (3,139)
   Items not involving cash:
         Depreciation and amortization                                        994          1,310          2,989          3,894
         Accretion of interest on convertible subordinated debentures          16              -             47              -
--------------------------------------------------------------------------------------------------------------------------------
                                                                             (603)           660         (6,539)           755
   Change in non-cash operating working capital:
         Accounts receivable                                                 (217)        (4,683)           786            (34)
         Inventory                                                             74            307             80            272
         Prepaid expenses and other assets                                    143            (26)           208            262
         Accounts payable and accrued liabilities                            (739)          (233)         1,661         (3,672)
         Deferred revenue                                                     314         (1,046)          (150)           779
--------------------------------------------------------------------------------------------------------------------------------
                                                                             (425)        (5,681)         2,585         (2,393)
--------------------------------------------------------------------------------------------------------------------------------
                                                                           (1,028)        (5,021)        (3,954)        (1,638)
Financing activities:
   Increase (decrease) in bank indebtedness                                 2,066          9,020          5,913         (4,683)
   Issue of shares                                                              -              -              -         12,081
   Decrease in notes payable                                                    -         (2,200)             -         (7,200)
   Repayment of other note payable                                         (1,025)        (1,572)             -              -
--------------------------------------------------------------------------------------------------------------------------------
                                                                            1,041          5,248          5,913            198
Investing activities:
   Decrease in short-term investments                                           -              -              -          3,000
   Decrease (increase) in restricted cash                                       -         (2,700)           226         (2,700)
   Additions to intangible assets                                             (16)           (56)           (73)          (132)
   Additions to capital assets                                                (24)           (11)        (1,038)           (42)
--------------------------------------------------------------------------------------------------------------------------------
                                                                              (40)        (2,767)          (885)           126
Effect of exchange rate changes on cash and cash equivalents                  481             35            229           (358)
--------------------------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents from continuing
   operations                                                                 454         (2,505)         1,303         (1,672)
Change in cash and cash equivalents from discontinued
   operations                                                                (454)         2,505         (1,303)         1,672
Cash and cash equivalents, beginning of period                                  -              -              -              -
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                $       -      $       -     $        -     $        -
--------------------------------------------------------------------------------------------------------------------------------



For further information, please contact:
Fraser Sinclair, Chief Financial Officer and Corporate Secretary
Cedara Software Corp., (905) 672-2100, fraser.sinclair@cedara.com

                                                                     Exhibit 6

                             CEDARA LOGO OMITTED


FOR IMMEDIATE RELEASE:

Contact:                                                         News Release
Jacques Cornet, VP Marketing &
Operations
Cedara Software Corp.
(905) 672-2100 ext. 2564
info@cedara.com



                       Cedara Signs Development Deal for
                Navigated Orthopaedic Solutions with Medtronic
                       Surgical Navigation Technologies


TORONTO, May 27, 2003 - Cedara Software Corp. (TSX:CDE/NASDAQ:CDSWC), a leading independent developer of medical software technologies for the global healthcare market, today announced that it has signed an engineering services agreement with Medtronic Surgical Navigation Technologies (SNT). Under the terms of this agreement, Cedara will assist in developing software for Medtronic's Universal Navigated Orthopaedics program.

One product has already been completed: an imageless software application (non-CT-based) for the planning and surgical navigation of total knee replacement procedures. This product will be marketed and sold by Medtronic SNT worldwide and works with all orthopaedic implant types, regardless of manufacturer.

Surgical navigation is increasingly viewed as an important technology to differentiate orthopaedic surgical techniques and implants. It is becoming a critical tool with the advent of less invasive surgical techniques for joint replacement surgeries. As orthopaedic surgeons and implant manufacturers strive to provide the best in patient care, they are seeking out navigation solutions.

"We are delighted to be working with Medtronic due to their success in surgical navigation and the world's largest installed based of navigation systems" said Jacques Cornet, Cedara Vice President of Marketing and Operations. "Cedara understands the increasing need for orthopaedic implant companies to market navigation-enabled products and supports Medtronic's goals in this segment by providing them with a readily available pool of highly-skilled software development engineers."

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical imaging software for many of the world's leading medical devices and healthcare information technology systems companies. Cedara has over 20,000 medical imaging installations worldwide. Cedara's Imaging Application Platform (IAP) software is embedded in 30% of the magnetic resonance imaging (MRI) devices shipped each year. Cedara's Picture Archiving and Communications System (PACS) technology has been installed globally in over 4,300 workstations.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

For further information contact: Jacques Cornet, Cedara Software Corp., (905) 672-2100 ext. 2564. Email: info@cedara.com. Web site: www.cedara.com

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     CEDARA SOFTWARE CORP.
                                                ------------------------------
                                                         (Registrant)

Date:    May 27, 2003                       By: /s/ FRASER SINCLAIR
         ------------------                     ------------------------------
                                                      (Signature)
                                                Fraser Sinclair
                                                Chief Financial Officer and
                                                Corporate Secretary